UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PowerShares KBW Bank Portfolio

(Name of Issuer)

ETF

(Title of Class of Securities)

73937B746

(CUSIP Number)

12/31/12

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73937B746

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Schroder Investment Management North America Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 179,024

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 179,024

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,024

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.967%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 73937B746

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Schroder Investment Management Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,025

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 20,025

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,025

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.668%

12.	Type of Reporting Person (See Instructions) FI

Item 1.
	(a)	Name of Issuer PowerShares KBW Bank Portfolio
	(b)	Address of Issuer’s Principal Executive Offices 787 Seventh Avenue New York, NY 10019

Item 2.
	(a)	Name of Person Filing Schroder Investment Management North America Inc
	(b)	Address of Principal Business Office or, if none, Residence 875 Third Ave, 22nd Floor New York, NY 10022
	(c)	Citizenship USA
	(d)	Title of Class of Securities ETF
	(e)	CUSIP Number 73937B746

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 199,049
(b) Percent of class: 6.635%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 179,024
(ii) Shared power to vote or to direct the vote 20,025
(iii) Sole power to dispose or to direct the disposition of 199,049
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

Schroder Investment Management Ltd. is an FSA-registered investment adviser under common control with the adviser.  It is located in the United Kingdom at 31 Gresham Street, London EC2V 7QA.  Schroder Investment Management North America Ltd. disclaims the existence of a group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2013

By:	/s/ Jamie Dorrien Smith**
Name:	Jamie Dorrien Smith**
Title:	Chief Executive Officer

Schroder Investment Management North America Inc

** Authorized by Power of Attorney to sign on behalf of the following Advisor: Schroder Investment Management North America Ltd. Schroder Investment Management Ltd.

Schroder Investment Management North America Limited
31 Gresham Street, London EC2V 7QA

Tel: 020 7658 6000 Fax: 020 7658 6965
www.schroders.com

CONFIDENTIAL

Power of Attorney

Date: January 28, 2013

Address: 31 Gresham Street, London, EC2V 7QA, United Kingdom

Name of Advisor: Schroder Investment Management North America Limited

Name/Title of signatory:	Gareth Taylor – Director
Matthew Whyte – For and on behalf of Schroders Corporate Secretary Limited, Company Secretary

Signature:	/s/ Gareth Taylor	/s/ Matthew Whyte

I hereby appoint the party named below to act as representative in providing any such reports and copies of the documents as may be necessary under the terms of Schedule 13G of the Securities and Exchange Act of 1934.

This Power of Attorney is revocable at any time upon written notice to the authorized person and in any event will expire on March 31, 2013.

Address of representative:

875 Third Avenue, 22nd Floor, New York, NY 10022

Name of representative:

Schroder Investment Management North America Inc.

Jamie Dorrien-Smith, Chief Executive Officer

Registered Office at the above address. Registered number 2334190 England

Authorised and regulated by the Financial Services Authority.

Schroder Investment Management Limited
31 Gresham Street, London EC2V 7QA

Tel: 020 7658 6000 Fax: 020 7658 6965
www.schroders.com

CONFIDENTIAL

Power of Attorney

Date: January 25, 2013

Address: 31 Gresham Street, London, EC2V 7QA, United Kingdom

Name of Advisor: Schroder Investment Management Limited

Name/Title of signatory:	Markus Ruetimann – Director
Helen Horton – For and on behalf of Schroders Corporate Secretary Limited, Company Secretary

Signatures:	/s/ Markus Ruetimann	/s/ Helen Horton

I hereby appoint the party named below to act as representative in providing any such reports and copies of the documents as may be necessary under the terms of Schedule 13G of the Securities and Exchange Act of 1934.

This Power of Attorney is revocable at any time upon written notice to the authorized person and in any event will expire on March 31, 2013.

Address of representative:

875 Third Avenue, 22nd Floor, New York, NY 10022

Name of representative:

Schroder Investment Management North America Inc.

Jamie Dorrien-Smith, Chief Executive Officer

Registered Office at the above address. Registered number 1893220 England

Authorised and regulated by the Financial Services Authority. For your security, communications may be taped or monitored.